NEWS

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

RUSSEL METALS INC. ANNOUNCES OPTION EXERCISE BY UNDERWRITERS

TORONTO, CANADA -- March 30, 2006 -- Russel Metals Inc. (RUS - TSX) is pleased to announce that the underwriters of its previously announced bought deal equity financing have exercised in full their option to purchase an additional 1,000,000 Russel Metals common shares at a price of $25.75 per common share.  This increases the offering to 11,000,000 common shares for total gross proceeds of $283,250,000.  The number of Russel Metals common shares that will be outstanding upon closing of the offering will be 62,202,009.  The offering is being underwritten by a syndicate of underwriters led by GMP Securities L.P. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc.

The common shares were offered by way of a short form prospectus in all of the provinces in Canada.  The common shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Web site: www.russelmetals.com